July 9, 2020

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ryanair Holdings plc
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed July 30, 2019
File No. 000-29304

Ladies and Gentlemen:

By letter dated January 31, 2020 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the annual report on Form 20-F for the fiscal year ended March 31, 2019, as filed on July 30, 2019 (the “2019 Form 20-F”) by Ryanair Holdings plc (the “Company”).  On February 26, 2020, the Company filed a response via EDGAR.  The Company today is submitting, via EDGAR, a further response to the Staff’s comment.
For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

Due to the sensitive nature of certain information contained in this letter, we will file a separate request letter with the Office of FOIA Services for confidential treatment of the portions marked “[***]” of this letter (the “Confidential Information” and, together with the request letter, the “Confidential Material”) under the U.S. Freedom of Information Act, 5 U.S.C. § 552 (the “FOIA”), 17 C.F.R. § 200.83 (“Rule 83”) and the SEC’s rules and regulations promulgated under the FOIA. For the Staff’s reference, we will enclose a copy of the request letter with this copy of the correspondence marked to show the Confidential Information, redacted from the version filed via EDGAR, for which the Company is requesting confidential treatment. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

1.
You disclose purchase obligations of 12.3 billion euros at March 31, 2019. In note (b) of the contractual obligations table you disclose that the purchase obligations are based on a non-discounted list price. The amount of the purchase obligations appears to be based on the Basic Price per aircraft of $102.5 million disclosed in footnote 23, times the firm deliveries of 135 planes under the 2014 Boeing Contract after factoring in the U.S. dollar euro exchange rate. It appears that you did not use the specific pricing terms of your aircraft purchase agreements with Boeing and that you have not disclosed your purchase obligations for the firm deliveries of 29 planes under the Boeing 2013 Contract.

The disclosures you provide under Item 5.F of Form 20-F should reflect the amounts you are required and expect to pay under your purchase obligations, and should include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.

The disclosures that you provide in your financial statements should also include the actual amounts of contractual commitments for the acquisition of property, plant and equipment to comply with paragraph 74(c) of IAS 16.

Please explain to us why you believe your existing disclosure complies with the relevant requirements of Form 20-F and IAS 16.

At the Staff’s request, the Company will modify the way it has historically presented its purchase commitments in its annual report on Form 20-F for the fiscal year ended March 31, 2020.  The proposed disclosure will be substantially in the form set out in Exhibit A hereto (the “Proposed Disclosure”). The Proposed Disclosure reflects the amounts the Company is required and expects to pay under the 2014 Boeing Contract in all material respects and includes details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.
The Company’s calculation of its contractual purchase obligations under its agreement with Boeing, as set out in Exhibit A, is based on (x) the number of firm aircraft the Company is obligated to purchase under the 2014 Boeing Contract multiplied by (y) the standard list price for each aircraft of US$102.5 million less (z) the basic credits detailed in the agreement. The estimated amount of price escalation over the scheduled delivery timeframe is reflected in the calculation.  The basic credits, which the Company believes are generally available to airline customers, amount to approximately [***]% (or US$[***] pre-escalation) per aircraft and represent approximately [***]% of the Company’s total discounts under the 2014 Boeing Contract.  The Company has excluded from its calculation certain incremental customer-specific credit memoranda and certain allowances for promotional and other activities (collectively, the “Incremental Amounts”) that airline customers like the Company are eligible to receive due to the longevity of their partnership with Boeing, their customer status (e.g., as a launch for the Boeing 737-MAX-200 aircraft) and the number of aircraft they are willing to purchase (e.g., the up to 210 Boeing 737-MAX-200 aircraft the Company agreed to purchase under the 2014 Boeing Contract). The Company has estimated that the value of these Incremental Amounts is approximately US$[***] in aggregate over the nine-year purchase commitment period of the 2014 Contract (i.e., just over US$[***] per annum). It should be noted that the purchase commitment period commenced in fiscal year 2015 when pre-delivery payments equivalent to [***]% of the list price of each firm aircraft became due. Thereafter, further pre-delivery payments become due 24 months prior to the scheduled delivery date of each firm aircraft and in further increments up to and including final delivery of each firm aircraft.
 Although the Incremental Amounts will further reduce the average amount of the purchase obligation per aircraft, the estimate of these Incremental Amounts is not material in each year, or in the aggregate, over the nine-year purchase commitment period, as discussed below.

The Company has considered the impact of omitting the estimated Incremental Amounts from its purchase obligations disclosure in accordance with paragraph 74(c) of IAS 16 and on the financial statements as a whole.  The Company believes that the omission of quantification of these Incremental Amounts from the contractual obligations table and the contractual commitments footnote in the annual report on Form 20-F is not material to the fair presentation of the consolidated financial statements as a whole, in conformity with IFRS.
In arriving at this conclusion, the Company considered the definition of materiality under IAS 1, whereby “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial reports make on the basis of those reports, which provide financial information about a specific reporting entity. In other words, materiality is an entity-specific aspect of relevance based on the nature or magnitude, or both, of the items to which the information relates in the context of an individual entity's financial report”.  Furthermore, the Company considered the requirements of paragraphs 15 and 17 of IAS 1.  The Company has also considered the Staff Accounting Bulletin No. 99, Materiality, in making this assessment.
In particular, the Company believes:
•
the Proposed Disclosure presents information in a manner that provides relevant, reliable, comparable and understandable information to the primary users of the Company’s consolidated financial statements, and the omission of a quantified figure for the Incremental Amounts could not reasonably be expected to influence decisions of such primary users;

•	the financial statements present fairly the financial position, financial performance and cash flows of the Company, and in particular:
o
the exclusion of the Incremental Amounts from the Proposed Disclosure is not material to the consolidated financial statements as a whole in each year, or in the aggregate, over the nine-year term of the 2014 Boeing Contract and does not impact the Company’s reported results of financial performance, financial position and cash flows, and

o
the financial statements include the fair presentation of property, plant and equipment in the consolidated balance sheet and the associated depreciation charge in the consolidated income statement, which are based on the actual cost of aircraft purchases; and

•
the Proposed Disclosure does not impact the Company’s ability to meet analysts’ consensus expectations nor impact trends in earnings; does not have any impact on compliance with regulatory requirements, loan covenants or other contractual requirements; and does not impact upon management compensation or represent the concealment of an unlawful transaction.

The Proposed Disclosure is clear that, as a result of the Incremental Amounts, the actual expenditures for aircraft during the relevant periods will be lower than the amounts listed.  It also includes information to the extent necessary to provide investors with an understanding of the timing and amount of the future payments under the Company’s purchase obligations, given delays to the delivery schedule and suspension of advanced payments in connection with the grounding of the Boeing 737 MAX aircraft by aviation regulators.  The Proposed Disclosure therefore does not have the effect of overstating the Company’s financial performance or prospects.  Investors are not being misled as to the methodology for the calculation of disclosed purchase obligations, the quantum of headline basic credits afforded to the Company or to the existence of further price concessions and allowances.
********

Thank you for your consideration of the Company’s responses.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact me.
Very truly yours,

/s/ Neil Sorahan
Neil Sorahan
Group CFO
Ryanair Holdings plc
cc: David Gottlieb
Cleary Gottlieb Steen & Hamilton LLP

Exhibit A
[***]